UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 10/A


                        GENERAL FORM FOR REGISTRATION OF
                  SECURITIES PURSUANT TO SECTION 12 (b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934



                          GREER BANCSHARES INCORPORATED
                   Organized under the laws of South Carolina






      1111 West Poinsett Street                       57-1126200
            P.O. Box 1029                             ----------
          Greer, SC  29650               (I.R.S. Employer Identification Number)
          ----------------                          (864) 877-2000
(Address of Principal Executive Offices)            --------------
                                             (Issuer's Telephone Number)




Title of each class of securities being registered under section 12(b) of the
Act:  NONE
      ----

Name of each exchange on which class is being registered:  NONE
                                                           ----

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A(c)(1), please check the following box. [ ]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A(c)(2), please check the following box. [ ]

Title of each class of securities  being  registered  under section 12(g) of the
Act:
                     COMMON STOCK, PAR VALUE $5.00 PER SHARE

ITEM 1 - BUSINESS

GENERAL

       Greer Bancshares Incorporated ("the Company") was formed in July 2001 as a one-bank holding company for Greer State Bank ("the Bank") . All of the outstanding common shares of the Bank were exchanged for common stock of the new holding company at that time. The only current activity of the holding company is to hold its investment in the Bank and is filing this Form 10 due to having more than five hundred shareholders for the period ending December 31, 2001. The Company does not anticipate being traded on any exchange. The Bank operates under a state charter and provides full banking services to its clients. The Bank is subject to regulation by the Federal Deposit Insurance Corporation and the South Carolina Board of Financial Institutions.

       The Bank has been engaged in the commercial banking business since its inception in January 1989 and has three banking offices, located in Greer, South Carolina. The Bank's first branch office was opened in 1992 in an existing bank building that was purchased and renovated to be used as a branch office and operations center. The third branch office was built and opened in late 1998. The Bank operates as a community bank and was organized for the primary purpose of serving local banking needs in Greer and in the small communities surrounding Greer, located in Greenville and Spartanburg Counties of South Carolina. The Bank has been primarily engaged in the business of attracting deposits from the general public and using the deposits to make commercial, consumer, and mortgage loans. In addition, deposits are also used to invest in acceptable investment securities as defined in the Bank's Investment Portfolio Policy, which was approved by the Board of Directors of the Bank.

       In the past five years the Bank has doubled its asset size, from $89.8 million to $180.1 million, while loans have grown from $57.5 million to $114.4, and deposits have increased from $77.1 million to $131.2 million. The Bank has made no acquisitions of other financial institutions. The growth is attributed to the continued acceptance (by consumers) of a local "hometown" bank that provides a high level of personalized customer service and the significant economic growth experienced in the Bank's market area. The majority of the growth in the loan portfolio during the past five years was in loans secured by real estate ($39.1 million or 98.7%) and commercial loans ($13.5 million or 154.2%). The Greer area has experienced a significant amount of growth in the past ten years. In June 1992 BMW announced it would build an auto assembly plant less than two miles outside the city limits. This was a major economic event for the Greer area and the Upstate of South Carolina. The BMW plant and the related expansion to the Greenville-Spartanburg Airport created significant economic development and growth opportunities that the Bank was able to participate in and is evidenced by the increase in real estae and commercial loans. The Bank also added an experienced commercial lender in January 1997 who had been in the Greer area for a significant number of years, and he attracted a significant amount of business.

       The local economy continues to be strong. BMW recently announced an expansion that will necessitate the addition of several thousand employees, related businesses continue to move to the area, and the number of housing starts continues to grow in the area. The population of Greer was 16,843 according to 2000 census data, which was an increase of 63.2% since the 1990 census.

       The Bank offers a full range of banking services, including checking, savings, and other time deposits of various types, loans for business, real estate, personal use, home improvements, automobiles, and a variety of other types of loans and services. The Bank also offers drive-up, safe deposit, and night depository facilities. In 1997, the Bank began an "alternative investments" function (Greer Financial Services Corporation), which allows customers who want to earn a higher rate of return on their money to invest in mutual funds, stock, annuities, etc. and is a wholly-owned subsidiary of the Bank. Trust, international, or correspondent banking services are not currently offered, nor contemplated by the Bank.

       This Report on Form 10 includes forward-looking information subject to the "safe harbor" created by the Securities Exchange Act of 1934. These forward-looking statements involve the Bank's plans, goals and beliefs, and refer to estimates or use similar terms involving uncertainties and certain risks that could cause actual results to be different materially from those in the forward-looking statements. Such uncertainties include, but are not limited to, the competitive pressures in the banking industry, a decline in the health of the economy, changes in the interest rate environment, volatility of rate sensitive deposits, asset/liability management and liquidity risks. The Bank undertakes no obligation to change or publicly release the results of any revision to these forward-looking statements.

MARKET AREA

       The Company's primary market area is the Greater Greer area, which includes the City of Greer and the immediately adjacent communities. The Company's business plan is to deliver the Bank's services through its banking offices, through banking by mail and bank by phone, direct deposits, and through the STAR ATM Network, which allows access through ATM's nationwide. The Bank has two drive-up ATM's, located at its offices at 1111 W. Poinsett Street and 871 S. Buncombe Road. The Bank offers VISA checkcards and credit cards to qualifying customers, and has an automated telephone banking system (TELEBANKER). The TELEBANKER system allows the Bank's customers to access information about their accounts, transfer funds, and make payments by telephone.

       In February 2001, the Bank introduced its Internet Online Banking Service. Its website is www.greerstatebank.com and the Bank feels that the website is attractive, functional and user friendly. Bank customers who have authorized access to the Bank's website have the capability to make account inquiries, view account histories, transfer funds from one account to the other and make payments on outstanding loans. The Bank introduced bill payment services through its Online Banking Service during the third quarter of 2001. This service allows the Bank's customers to pay their bills online.

SUBSIDIARIES

       Greer State Bank incorporated Greer Financial Services Corporation as a wholly-owned subsidiary in July 1998 to provide financial management services and non-deposit product sales. This allows Greer State Bank customers to have access to mutual funds, annuities, full-service brokerage accounts, asset management services, portfolio review services, self-directed Individual Retirement Accounts or Keoghs, Simplified Employee Pension plans, 401(k) plans, life insurance, long term care insurance, and other investment products and services. As of December 31, 2001, Greer Financial Services Corporation had 868 clients with approximately $24.5 million under management. The activities of Greer Financial Services Corporation are not deemed to be material to the operations of the Bank and the overall financial statements; therefore, no segment information is deemed necessary for disclosure.

COMPETITION

       As of December 31, 2001 there were seven commercial banks (excluding Greer State Bank) with a total of eleven branches, one savings and loan associations with a total of one branch and two credit unions in Greer. The commercial banks offer substantially the same services as Greer State Bank. The savings and loan and the credit unions do not offer a full range of banking services. The corporate headquarters for the parent companies of three of the commercial banks mentioned above (Branch Bank and Trust, Bank of America and Central Carolina Bank & Trust) are located in North Carolina. Carolina First has its corporate headquarters in nearby Greenville, SC and National Bank of South Carolina has its corporate headquarters in Sumter, SC. SouthTrust Bank is headquartered in Alabama and Palmetto Bank is headquartered in Laurens, SC. As of June 30, 2001, these seven banks held total deposits of approximately $376.6 million in their Greer offices. Greer State Bank held deposits totaling $130 million, representing 22.47% of the market share. Citizens Building and Loan is headquartered in Greer. This institution had approximately $72 million in deposits in their Greer office as of June 30, 2001.

       Prior to the formation of Greer State Bank, many bank customers in Greer indicated a desire for a "hometown Bank" that is locally-owned and locally-managed. From its inception, Greer State Bank has positioned itself as a hometown bank dedicated to the banking needs of Greer and has designed its services and hours of operation to meet the needs of the Greer community. The
Bank attempts to differentiate its services from those of its competitors in terms of convenience and quality of service rendered, at a competitive cost. It offers longer banking hours than the other financial institutions in the area, including Saturday morning banking hours.

EMPLOYEES

       As of December 31, 2001, the Company employed sixty-four employees, fifty-three of whom are full-time.

REGULATORY MATTERS

       The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on our financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, we must meet specific capital guidelines that involve quantitative measures of our assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Our capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weighings, and other factors.

       Quantitative measures established by regulation to ensure capital adequacy require us to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. Management believes, as of December 31, 2001, that we meet all capital adequacy requirements to which we are subject.

       As of December 31, 2001, the most recent notification from the South Carolina Board of Financial Institutions categorized us as well capitalized under the regulatory framework for prompt corrective action. There are not conditions or events since that notification that management believes have changed our category. Our actual capital amounts and ratios and minimum regulatory amounts and ratios are presented as follows:


                                                                                         TO BE WELL
                                                                                      CAPITALIZED UNDER
                                                                FOR CAPITAL           PROMPT CORRECTIVE
                                                             ADEQUACY PURPOSES        ACTION PROVISIONS
                                                            ---------------------  ------------------------
                                           ACTUAL                MINIMUM                   MINIMUM
                                   ----------------------   ---------------------  ------------------------
                                      AMOUNT     RATIO        AMOUNT     RATIO        AMOUNT      RATIO
AS OF DECEMBER 31, 2001
  Total risk-based capital
     (to risk-weighted assets)     $ 16,741        13.6%    $ 9,837        8.0%    $ 12,297        10.0%
  Tier 1 capital
     (to risk-weighted assets)     $ 15,496        12.6%    $ 4,919        4.0%    $ 7,378          6.0%
  Tier 1 capital
     (to average assets)           $ 15,496         8.7%    $ 7,164        4.0%    $ 8,955          5.0%


REGULATORY MATTERS (CONT.)

AS OF DECEMBER 31, 2000
  Total risk-based capital
     (to risk-weighted assets)     $ 14,223        12.0%    $ 9,499        8.0%    $ 11,874        10.0%
  Tier 1 capital
     (to risk-weighted assets)     $ 13,274        11.2%    $ 4,750        4.0%    $ 7,124          6.0%
  Tier 1 capital
     (to average assets)           $ 13,274         8.2%    $ 6,504        4.0%    $ 8,130          5.0%


       The FDIC has powers to take corrective action to resolve problems of insured depository institutions. The extent of these corrective actions is based upon whether the depository institution is well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, or critically undercapitalized. Under regulation, an institution is considered well capitalized if it has (a) a total risk-based capital ratio of 10% or greater,
(b) a Tier I risk-based capital ratio of 6% or greater, (c) a leverage ratio of 5% or greater and (d) is not subject to any order or written directive to meet and maintain a specific capital level for any capital measure. An adequately capitalized institution is defined as one that has (a) a total risk-based capital ratio of 8% or greater, (b) a Tier I risk-based capital ratio of 4% or greater and (c) a leverage ratio of 4% or greater (or 3% or greater in the case of an institution with the highest examination rating). An institution is considered undercapitalized if it has (a) a total risk-based capital ratio of less than 8%, (b) a Tier I risk-based capital ratio of less than 4% (or 3% in the case of an institution with the highest examination rating). An institution is considered significantly undercapitalized if the institution has (a) a total risk-based capital ratio of less than 6% or (b) a Tier I risk-based capital ratio of less than 3% or (c) a leverage ratio of less than 3%. An institution is considered critically undercapitalized if the institution has a ratio of tangible equity to total assets equal to or less than 2%.

ITEM 2 - FINANCIAL INFORMATION

INTRODUCTION

       The following selected financial data should be read in conjunction with the Company's Consolidated Financial Statements and the accompanying Note to Consolidated Financial Statements and with Management's Discussion and Analysis of Financial Condition and Results of Operations, provided herein. Dollars are reported in thousands.

                                                             AS OF AND FOR THE YEAR ENDED DECEMBER:
                                             -----------------------------------------------------------------------
SUMMARY OF OPERATIONS                            2001          2000           1999          1998          1997
                                             -----------------------------------------------------------------------
Interest and fee income                           $ 12,497      $ 12,219       $  9,972       $ 9,067       $ 7,745
Interest expenses                                    6,049         6,451          4,637         4,118         3,495
Net interest income                                  6,448         5,768          5,335         4,949         4,250
Provision for loan losses                              355           200            120           126           160
Net interest income after provision
  for loan losses                                    6,093         5,568          5,215         4,823         4,090
Noninterest income                                   1,704         1,184            988           752           503
Noninterest expense                                  5,671         4,999          4,581         4,154         3,478
Net income                                           2,126         1,753          1,622         1,421         1,115

PER SHARE DATA
Earnings:
  Basic                                            $  1.41       $  1.18        $  1.12       $  1.02       $  0.81
  Diluted                                             1.39          1.16           1.11          1.01          0.80
Dividends declared                                    0.00          0.35           0.30          0.35          0.25
Book Value                                         $  9.95       $  8.56        $  7.97       $  7.97       $  7.39
Average shares outstanding:
  Basic                                          1,512,574     1,486,307      1,448,657     1,393,416     1,380,018
  Diluted                                        1,531,082     1,505,932      1,466,370     1,404,030     1,392,658

SELECTED ACTUAL YEAR END BALANCES
Total assets                                     $ 180,052     $ 166,197       $152,167     $ 126,225      $109,265
Loans                                              114,360       116,466         96,859        77,066        68,897
Allowance for loan losses                            1,245           948            784           692           554
Investment securities                               49,754        36,242         43,498        37,865        29,264
Deposits                                           131,171       127,014        113,916        97,849        91,199
Borrowings                                          31,615        24,190         25,801        14,887         7,500
Stockholders' Equity                                15,926        13,540         11,502        11,227         9,749

SELECTED AVERAGE BALANCES
Assets                                           $ 174,262     $ 159,364       $138,632     $ 120,424       $99,554
Deposits                                           127,737       122,542        108,939        98,131        83,075
Stockholders' Equity                                14,336        12,468         11,117        10,395         8,999

FINANCIAL RATIOS
Return on average assets                             1.22%         1.10%          1.17%         1.18%         1.12%
Return on average equity                            14.83%        14.06%         14.59%        13.67%        12.39%
Average equity to average assets                     8.23%         7.82%          8.02%         8.63%         9.04%
Dividend payout ratio                                0.00%        29.66%         26.79%        34.31%        30.86%

MANAGEMENTS DISCUSSION AND ANALYSIS

         The following discussion is provided to assist in understanding and evaluating the Company's results of operations and financial condition. The following discussion should be read in conjunction with the financial statements and related notes included elsewhere in this report.

GREER STATE BANK

         Greer State Bank (the Bank) converted to a bank holding company structure in July of 2001 and is now a wholly owned subsidiary of Greer Bancshares Incorporated (the Company). The Bank remains a South Carolina chartered, FDIC insured, community bank, operating from three offices in Greer, South Carolina: its main office at 1111 West Poinsett Street, a branch office at 601 North Main Street, and a branch office at 871 South Buncombe Road. The Bank opened for business on January 3, 1989.

         An important characteristic of the Bank is its emphasis on operating as a community bank, serving a limited geographic area in the center of two growth markets, Greenville and Spartanburg Counties, and adjacent to the I-85 business corridor.

         The Bank's primary mission is to maintain a sound and profitable community bank, maximize shareholders' value, provide exemplary customer service, and function within the Greer community as an outstanding corporate citizen and responsible employer.

2001 OPERATING RESULTS


         The Bank experienced moderate growth in Total Assets in 2001, growing from $166.2 million at December 31, 2000, to $180.0 million at December 31, 2001, an increase of 8.4%, compared with an increase of 9.1% in 1999. In 2001, Total Deposits grew by 3.3%, from $127.0 million to $131.2 million, and Total Loans, net of unearned income and allowance for loan losses, declined 2.1% from $115.5 million to $113.1 million. In 2000 Total Deposits grew by 11.5% and Total Loans increased by 20.2%. The Company's Total Stockholders' Equity increased substantially from $13.5 million to $15.9 million, an increase of 17.8% in 2001, after an increase of 17.4% in 2000. Net income for the Company in 2001 was $2.13 million or $1.39 per diluted share, compared to $1.75 million or $1.16 per diluted share for 2000, and $1.62 million or $1.11 per diluted share for 1999. Net income for 2001 represents a 21.3% increase over 2000 earnings, a return on average assets of 1.22%, and a return on average shareholder equity of 14.83%, compared to 1.10% and 14.06% respectively for 2000, and 1.17% and 14.59% in 1999. Greer Bancshares Incorporated paid a 5% stock dividend in July of 2001.


       The improvement in earnings in 2001 was achieved primarily through the Bank's reduced funding costs, increased fee income, and improved operating efficiencies. The higher earnings in 2001 were achieved despite an economic recession which began in March, extraordinary interest rate reductions by the Federal Reserve Bank, and the economic shocks of the terrorist attacks on September 11, 2001. The Fed reduced interest rates eleven times during 2001, totaling 475 basis points or 4.75%, in an effort to revive the economy. Each interest rate reduction had an immediate, negative earnings impact on the Bank's loans that reprice with changes in the prime rate.


       Reduced funding costs is evidenced by the decline in the Bank's cost of funds which decreased by 182 basis points in 2001. The decline resulted in a decrease in total interest expense of approximately $402,000, even though interest-bearing liabilities increased by slightly more than $11.5 million. Total noninterest income (fee income) increased in 2001 by $519,000. "Other Service Charges" increased by $194,000 in 2001 due primarily to it being the first full year the Bank's Overdraft Privilege program was in place. Under the Overdraft Privilege program the Bank pays checks for consumer and sole proprietor business accounts into overdraft up to a total of $500 per account for a fee equal to the Bank's "non-sufficient funds" fee. This program has been well received by customers. "Service Charges on Deposit Accounts" increased by $126,000 primarily due to the Bank repricing its account fees and due to growth in the number of deposit accounts outstanding. "Other Operating Income" increased by 35.3% in 2001 due to an increase in "Directors' Cash Value Life Insurance" income (income from life insurance policies which fund the Bank's directors' Deferred Compensation Plan, which was in its first full year in 2001 and increased by $42,200), and a Death Benefit on a life insurance policy received after the death of a director ($81,780).

       Due primarily to the adverse changes in general economic conditions the Bank's Board of Directors' approved increasing the Loan Loss Reserve by $355,000 in 2001, which is $155,000 more than the provision made in 2000 and $235,000 more than 1999. "Salaries and Benefits" increased by 10.2% in 2001 due to additions to staffing needed to service the growth experienced by the Bank, and annual compensation increases. "Other Operating Expenses" increased by 17.1% in 2001 due to increased consulting fees relating to the Banks' Overdraft Privilege program (approximately $40,000), audit fees associated with outsourcing the Bank's internal audit program ($19,000), costs associated with forming a holding company (approximately $20,000), and enhancements made to the Banks' Internet Banking function (approximately $18,000).

       The improvement in operating efficiencies is evidenced by the 267 basis point decline in the Bank's efficiency ratio, which measures the percentage of expenses necessary to generate each dollar of income. The Bank's efficiency ratio was 56.78% at yearend 2001, which means the cost to earn each dollar of income was approximately 57 cents. The improvement in the efficiency ratio is due primarily to the increase in noninterest income, which is discussed earlier.


         The Bank experienced another good year with its loan portfolio in terms of delinquencies, non-performing loans, and charge-offs. At December 31, 2001, seventy-three loans were delinquent more than 30 days, representing 2.4% of the total number of loans and 2.8% of total dollars outstanding. Ten loans were on non-accrual status, totaling $346,012 and representing three-tenths of one percent of the total loan portfolio. Some of these numbers, however, are higher than in 2000, reflecting the impact of the slowing economy on some of our borrowing customers. Chargeoffs for the year totaled $80,868, and the Bank recovered $22,130 on loans previously charged off, still a remarkable record by any lender's standards.


         The Bank experienced good growth in Total Assets in 2000, growing from $152.2 million at December 31, 1999, to $166.2 million at December 31, 2000, up 9.1%. Total Deposits grew from $113.9 million to $127.0 million up 11.5%. Total Loans, net of unearned income and allowance for loan losses, grew significantly from $96.1 million to $115.5 million up 20.2%, and Total Stockholders' Equity also increased substantially from $11.5 million to $13.5 million up 17.4%. Net income for 2000 was $1.75 million or $1.19 per diluted share, compared to $1.62 million or $1.13 per diluted share, for 1999, and $1.42 million or $1.01 per diluted share, for 1998. Net income for 2000 represents an 8% increase over 1999 earnings, a return on average assets of 1.10%, and a return on average shareholder equity of 14.06%, compared to 1.17% and 14.59% respectively for 1999, and 1.18% and 13.67% respectively in 1998. The Bank paid a cash dividend of 35 cents per share in June of 2000 and subsequently issued a 3% stock dividend also in June.

         The Bank's increased earnings in 2000 were achieved primarily through strong growth in loans ($19.4 million) and fee income derived from Bank services such as the new Overdraft Privilege, introduced on August 1, 2000. Fee income increased by $175,500 in 2000. The higher earnings in 2000 were achieved despite significantly higher interest expense on deposits and borrowed funds which resulted from the Federal Reserve Bank's efforts to slow the economy through higher interest rates. The Fed raised interest rates 100 basis points, or 1%, during 2000. As stated above, the Bank grew 20.2% in its loan portfolio and 11.5% in deposits; the difference in the growth rates between loans and deposits was funded through the sale of investments and with borrowings from the Federal Home Loan Bank in Atlanta.


         The accounting for Stockholders' Equity on the Bank's balance sheet is impacted by FASB (Financial Accounting Standards Board) 115 which has been in effect since January 1, 1994, when all banks were required to apply "market value accounting" to their investment portfolios. FASB 115 requires banks to classify securities into one of three accounts, and classification is done by individual security. The classifications are "Available for Sale", "Held to Maturity", and "Trading". Each classification has different accounting treatment that can affect both income and capital.

         Securities that are classified "Held to Maturity" are those the Bank has a positive intent and ability to hold until the security matures.
Investments in this classification are reported on the balance sheet at "amortized cost", and there is no entry to income or equity accounts resulting from changes in market values of these securities. In other words, "unrealized gains and losses" are not reflected through the income statement or equity account. Greer State Bank has none of its investment securities classified as "Held to Maturity".

         Securities that are classified "Trading" are those purchased purely for the purpose of taking short-term gains, and "unrealized gains and losses" are reflected through earnings. Greer State Bank does not engage in trading activities, and no securities are classified "Trading" by the Bank.

         Securities classified "Available for Sale" are those that the Bank does not classify in the two previous categories. "Unrealized gains and losses" are applied to the Bank's equity account until those gains or losses are actually taken or the investment matures without a gain or loss. Greer State Bank has classified all of its securities as "Available for Sale" to afford the bank flexibility in terms of managing the portfolio.

       The Bank has elected to classify all of its securities as "Available for Sale", and is reporting in its equity account at December 31, 2001, (on a tax-equivalent basis) $35,266 in "net unrealized gains" compared to "net unrealized losses " on the investment portfolio of $144,625 at December 31, 2000. These unrealized gains are reported in the Stockholders' Equity portion of the balance sheet as "Accumulated other comprehensive income" and are not actual gains. They would be actual gains only if the bank had elected to sell all its investment securities which were classified "Available for Sale" on December 31, 2001 at the market values on that date.

         As reported earlier, the Bank's loan portfolio decreased by $2.4 million or 2.1% during 2001. As a result, the Bank's loans to deposits ratio decreased to 86% at December 31, 2001, compared with 91% at December 31, 2000. Interest income on loans, including fees, was $10.1 million in 2001, compared to $9.6 million in 2000 and $7.6 million in 1999.

         Due to the extraordinary decreases in interest rates during the year, interest income on investment securities was $2.3 million in 2001, compared to $2.6 million in 2000 and $2.3 million in 1999. Net gains on sales of investment securities were $17,874 in 2001, compared to $26,527 in 2000 and $148,008 in 1999. Total income (interest income plus gains or minus losses on sales of securities) from the investment portfolio was $2.3 million in 2001, compared to $2.6 million in 2000 and $2.5 million in 1999.

LIQUIDITY

         Liquidity is a measure of a bank's ability to provide funds to meet the needs of depositors and borrowers, and Greer State Bank's primary goal is to meet these needs at all times. In addition to these basic cash needs, the Bank must meet liquidity requirements created by daily operations and regulatory requirements. Liquidity requirements of the Bank are met primarily through two categories of funding, core deposits and purchased liabilities. Core deposits include checking and savings accounts, as well as retail certificates of deposit less than $100,000. These are considered to be a relatively stable component of the Bank's mix of liabilities since they are generally the result of stable consumer and commercial banking relationships. At December 31, 2001, core deposits totaled $108.7 million or 83% of the Bank's total deposits, compared to $99.2 million or 78% of the Bank's total deposits at yearend 2000.

         The other principal method of funding available to the Bank is through purchased liabilities. These funding instruments include large denomination certificates of deposit, purchased federal funds, lines of credit from the Federal Home Loan Bank and correspondent banks, and repurchase agreements. It is management's philosophy and practice to center growth of the Bank on core deposits rather than on purchased liabilities. However, at certain times in 2001, the Bank found it prudent to use advances from the Federal Home Loan Bank of Atlanta for funding certain loans with maturities longer than one year. Federal Home Loan Bank Borrowings increased to $31.6 million at December 31, 2001, compared to $23.3 million at December 31, 2000.

INTEREST RATE SENSITIVITY

         Prior to deregulation of the financial industry in March of 1980, the principal risk management activities of banks were credit and investment risk. Because the cost of funds was regulated by Regulation Q, banks principally had to manage the quality of their earning assets (loans and investments) and assure that sufficient income was allocated to their provision for loan losses. Since 1980, however, the banking industry's deposit mix has shifted from primarily checking and savings instruments with interest rates fixed by Regulation Q to rate-sensitive instruments with rates which fluctuate with market conditions, sometimes rapidly and significantly. The restructuring of the banking industry's deposit base, coupled with increases in short term certificates of deposit, has dramatically increased the opportunities for deposit repricing and also significantly increased the interest rate risk relative to a bank's earning assets. Such repricing opportunities, driven by financial markets and interest rate fluctuations, have increased the importance of monitoring and managing the interest rate risk inherent in the composition of the Bank's balance sheet and mix of assets and liabilities.

       Greer State Bank's general policy regarding interest margin management, or the difference between interest income earned on assets and interest expense paid on deposit liabilities, has been to optimize net interest income while maintaining a relatively stable deposit base. At December 31, 2001, the Bank's deposit base totaled $131.2 million and was composed of 35.6% in transaction accounts, 20.8% in savings accounts (including money market savings), and 43.6% in certificates of deposits ($22.6 million of which was in CDs equal to or greater than $100,000, accounting for 17.2% of total deposits). The majority of the Bank's large CDs are with relationship customers, and there are no brokered CDs. While the percentage of deposits comprised of CDs equal to or greater than $100,000 at yearend 2001 is higher than the Bank prefers, the Bank was successful in reducing "jumbo CDs" by 19.2% in 2001 and will continue efforts to reduce this ratio further in 2002.

         Greer State Bank was successful in 2001 in increasing its core deposits. The Bank will continue aggressive marketing efforts to attract lower cost core funding in 2002 to achieve a more risk averse mix of funding sources. Most of the Bank's certificates of deposit are concentrated in the six to twelve months time frame since it is difficult to induce retail customers to purchase CDs with terms greater than twelve months without a significant interest premium. Conversely, many of the Bank's loans are for terms longer than one year, thus creating a negative difference, or gap, between the maturities of loans and deposits. Recognizing this risk to earnings posed by this gap, the Bank was successful in increasing its percentage of rate sensitive loans during 2001. The Bank's current "negative gap" position represents only a moderate amount of interest rate risk to the Bank's earnings in either rising or falling interest rate environments.


         The following table reflects an analysis of interest earning assets and liabilities, all of which are held other than for trading purposes, at December 31, 2001, allocated over various time frames in which the instruments are subject to repricing. Based on historical trends of the Company, interest bearing demand deposits, money market deposits and savings deposits have proven to be a very stable source of funds. Accordingly, management believes these deposits are not 100% rate sensitive within the three months or less time frame. Therefore, transaction accounts have been allocated between the four repricing categories as follows: after three through twelve months - 2%, after one through five years - 78%, and after five years - 20%. Money market accounts have been allocated between the four repricing categories as follows: after three through twelve months - 50%, and after one through five years - 50%. Savings accounts have been allocated between the four repricing categories as follows: three months or less - 58%, after three through twelve months - 1%, after one through five years - 33%, and after five years - 8%.

                                                                After              After
                                               Three         Three Months         One Year
                                              Months           Through            Through             After
                                              or Less       Twelve Months        Five Years         Five Years         Totals
                                          ---------------- -----------------  -----------------  -----------------  --------------
Interest earning assets:
  Federal Funds Sold                           $  425,000        $        -         $        -         $        -      $  425,000
  Interest bearing due from banks
                                                  102,624                 -                  -                  -         102,624
  Investment securities (1)
                                                6,490,426         5,274,223         13,939,100         22,098,459      47,802,208
  Loans                                        34,978,376        19,951,223         42,042,660         15,729,376     112,701,860
                                          ---------------- -----------------  -----------------  -----------------  --------------
Total interest earning assets                  41,996,426        25,225,671         55,981,760         37,827,835     161,031,692
                                          ---------------- -----------------  -----------------  -----------------  --------------

Cumulative interest earning assets             41,996,426        67,222,097        123,203,857        161,031,692     161,031,692
                                          ---------------- -----------------  -----------------  -----------------  --------------

Interest bearing liabilities:
  Certificates of deposit                      18,850,729        25,474,194          3,964,701                  -      48,289,624
  IRA's
                                                2,936,896         3,484,634          2,338,592                  -       8,760,122

                                       10

(CONT)                                                          After              After
                                               Three         Three Months         One Year
                                              Months           Through            Through             After
                                              or Less       Twelve Months        Five Years         Five Years         Totals
                                          ---------------- -----------------  -----------------  -----------------  --------------

  Money Market Accounts
                                                        -         8,561,328          8,561,328                  -      17,122,656
  Transaction Accounts
                                                        -           723,035         23,378,118          6,025,288      30,126,441
  Savings Accounts
                                                5,836,256           104,289          3,372,024            869,078      10,181,647
  FHLB Advances                                11,836,840         4,518,042         15,254,258              5,468      31,614,608
                                          ---------------- -----------------  -----------------  -----------------  --------------
Total interest bearing liabilities             39,460,721        42,865,522         56,869,021          6,899,834     146,095,098
                                          ---------------- -----------------  -----------------  -----------------  --------------

Cumulative interest bearing liabilities        39,460,721        82,326,243        139,195,264        146,095,098     146,095,098
                                          ---------------- -----------------  -----------------  -----------------  --------------

Gap Analysis:
  Interest sensitivity gap                      2,535,705      (17,639,851)          (887,261)         30,928,001      14,936,594
                                          ---------------- -----------------  -----------------  -----------------  --------------

  Cumulative interest sensitivity gap           2,535,705      (15,104,146)       (15,991,407)         14,936,594      14,936,594
                                          ---------------- -----------------  -----------------  -----------------  --------------

Cumulative gap ratio of interest earning
  assets to interest bearing liabilities              106%               82%                89%               110%            110%
                                          ---------------- -----------------  -----------------  -----------------  --------------

(1) Equity securities have no stated maturity and are, therefore, included in the "after five years" column.

       Due to the fact that the interest rate sensitivity analysis does not encompass other factors that affect interest rate risk, the Company uses a simulated model to measure exposure to changes in interest rates. Modeling techniques encompass contractual maturity, prepayment assumptions covering interest rate increases and decreases and index-driven repricing characteristics. The model projects changes in net interest income over the next 12 months and over months 13 through 24 should interest rates rise, fall or remain constant. These effects are analyzed assuming interest rate increases or decreases of 50, 100, 200 and 300 basis points. The model also incorporates key assumptions involving the Company's ability to control and direct deposit rates, specifically on non-maturity categories (which were described in the previous paragraph). Information relating to the Bank's loans, investment securities, and deposits with a specific maturity are downloaded directly into the model, and additional information, such as nonmaturity deposits, borrowings and noninterest income and expenses are also entered. The model is programmed to account for call dates, convertible dates, floors, ceilings, and other options. In addition to net interest income the model also projects changes in net income and changes in equity that will occur as interest rates change. Management makes projections and assumptions relating to noninterest income, noninterest expense, prepayments, and how much the interest rate on certain assets and liabilities will move in relation to movements in the fed funds target rate

         The following table provides additional information about the Company's earnings and economic exposure to changes in interest rates and projects net income for the Company based on the above movement of interest rates for 2002. Dollars are rounded to the nearest whole dollar.

                    Change in                  Net                   %
                   Basis Points              Income                Change
                -------------------   ----------------------  -----------------
                       -300                $ 2,305,026            -12.99%
                       -200                $ 2,505,425             -5.43%
                       -100                $ 2,666,580             0.65%
                       -50                 $ 2,677,680             1.07%
                        0                  $ 2,649,253             0.00%
                        50                 $ 2,663,680             0.54%
                       100                 $ 2,689,537             1.52%
                       200                 $ 2,737,774             3.34%
                       300                 $ 2,806,491             5.94%

       It should be noted that the above tables do not fully reflect the net market risk exposures of certain instruments of the Company's interest sensitive instruments due to certain inherent limitations. These limitations include, but are not limited to, the uncertainty associated with categorizing many of the Company's instruments that are subject to prepayments, have amortization or structured payment schedules or are secured by collateral.


NET INTEREST INCOME

       Net interest income, which is the difference between interest income produced by interest-earning assets and interest expense produced by interest-bearing liabilities, is affected by two important factors. These two factors are (1) the difference between rates of interest earned on interest-earning assets and rates paid on interest-bearing liabilities and (2) the amounts of interest-earning assets and interest-bearing liabilities outstanding during the period. The tax-equivalent yield is the pre-tax yield required from a taxable bond in order to equal the tax-free yield of a municipal bond. The yields in this report are provided on a tax-equivalent basis in order to provide a good comparison of taxable securities and non-taxable securities.

       The following table discloses information concerning the Bank's yields for interest-earning assets and the cost of funds for interest-bearing liabilities for the period indicated. The yield on non-taxable investments is computed on a tax-equivalent basis. Dollars are reported in thousands.

FOR THE YEAR ENDED DECEMBER, 2001
---------------------------------                                                            Annualized
                                                          Average         Interest             Average
Interest Earning Assets:                                  Balance      Income/Expense        Yield/Rate
                                                         ----------    ---------------      --------------
        Taxable Investments                                $29,284             $1,735               5.92%
        Non-Taxable Investments                             12,461                596               6.94%
        Int. Bearing Deposits in other banks                   514                 23               4.47%
        Federal Funds Sold                                   2,195                 88               4.01%
        Loans                                              117,020              9,712               8.30%
                                                         ----------    ---------------

Total Interest Earning Assets                             $161,474            $12,154
                                                         ----------    ===============

Yield on average interest-earning assets                                                            7.53%
                                                                                            ==============

Other noninterest-earning assets                            13,039
                                                         ----------

Total Assets                                              $174,513
                                                         ==========

FOR THE YEAR ENDED DECEMBER, 2001 (CONT.)                                                    Annualized
-----------------------------------------                 Average         Interest             Average
                                                          Balance      Income/Expense        Yield/Rate
                                                         ----------    ---------------      --------------
Interest Bearing Liabilities:
        NOW Accounts                                        25,447               $460               1.81%
        Money Market and Savings                            23,547                761               3.23%
        Time Deposits                                       61,082              3,194               5.23%
        Federal Funds Purchased                                 44                  2               4.55%
        FHLB Borrowings                                     30,511              1,632               5.35%
                                                         ----------    ---------------

Total Interest Bearing Liabilities                        $140,631             $6,049
                                                         ----------    ===============

Rate on Average Interest Bearing Liabilities                                                        4.30%
                                                                                            ==============

NonInterest-Bearing Liabilities:
        Demand Deposits                                     17,574
        Other Liabilities                                    1,719
                                                         ----------

Total NonInterest-Bearing Liabilities                      $19,293
                                                         ----------

Total Liabilities                                         $159,924
                                                         ----------

Stockholders' Equity                                        14,589
                                                         ----------

Total Liabilities and Stockholders' Equity                $174,513
                                                         ==========

Net Yield on Interest-Earning Assets                                                                3.78%
                                                                                            ==============

(Note: At the end of 2001 Greer State Bank reported $346,000 in non-accrual loans which are included in the above figures.)

       The following table discloses information concerning the Bank's yields for interest-earning assets and the cost of funds for interest-bearing liabilities for the period indicated. The yield on non-taxable investments is computed on a tax-equivalent basis. Dollars are reported in thousands.

FOR THE YEAR ENDED DECEMBER, 2000                                                            Annualized
---------------------------------                         Average         Interest             Average
                                                          Balance      Income/Expense        Yield/Rate
                                                         ----------    ---------------      --------------
        Taxable Investments                                $29,878             $1,995               6.68%
        Non-Taxable Investments                             11,327                564               7.05%
        Int. Bearing Deposits in other banks                   253                 16               6.32%
        Federal Funds Sold                                      79                  5               6.33%
        Loans                                              104,064              9,390               9.02%
                                                         ----------    ---------------

Total Interest Earning Assets                             $145,601            $11,970
                                                         ----------    ===============

Yield on average interest-earning assets                                                            8.22%
                                                                                            ==============

Other noninterest-earning assets                            14,112
                                                         ----------

Total Assets                                              $159,713
                                                         ==========

Interest Bearing Liabilities:
        NOW Accounts                                        24,608               $649               2.64%
        Money Market and Savings                            17,893                615               3.44%
        Time Deposits                                       62,664              3,681               5.87%
        Federal Funds Purchased                                611                 44               7.20%
        FHLB Borrowings                                     23,801              1,462               6.14%
                                                         ----------    ---------------

Total Interest Bearing Liabilities                        $129,577             $6,451
                                                         ----------    ===============

Rate on Average Interest Bearing Liabilities                                                        4.98%
                                                                                            ==============

FOR THE YEAR ENDED DECEMBER, 2000 (CONT.)
-----------------------------------------                                                    Annualized
                                                          Average         Interest             Average
                                                          Balance      Income/Expense        Yield/Rate
                                                         ----------    ---------------      --------------
NonInterest-Bearing Liabilities:
        Demand Deposits                                     17,321
        Other Liabilities                                      937
                                                         ----------

Total NonInterest-Bearing  Liabilities                     $18,258
                                                         ----------

Total Liabilities                                         $147,835
                                                         ----------

Stockholders' Equity                                        11,878
                                                         ----------

Total Liabilities and Stockholders' Equity                $159,713
                                                         ==========

Net Yield on Interest-Earning Assets                                                                3.79%
                                                                                            ==============

(Note: At the end of 2000, Greer State Bank reported $599,000 in non-accrual loans which are included in the above figures.)

       The following table analyzes the dollar changes in interest income and interest expense for major categories of interest-earning assets and interest-bearing liabilities. The table differentiates between (a) changes in volume (change in volume times prior period's rate) and (b) changes in rates (change in rate times prior period's volume). The rate/volume variances (change in volume times change in rate) have been allocated to the change attributable to rate.

                               Year Ended Dec. 31, 2001 vs. 2000   Year Ended Dec. 31, 2000 vs. 1999
                               ---------------------------------   ---------------------------------
                                   Increase (Decrease) Due To          Increase (Decrease) Due To
                                   Volume    Rate     Total              Volume     Rate    Total
                                    (Dollars In Thousands)                (Dollars In Thousands)

Interest Income:
    Taxable Investments              ($40)   ($220)   ($260)               $179     $147     $326
    Non-Taxable Investments             56     (24)      32                 (91)      17      (74)
    Int-Bearing Deposits in other       17     (10)       7                  (3)       3        0
      banks
    Federal Funds Sold                 134     (51)      83                 (26)       1      (25)
    Loans                            1,169    (847)     322               1,764      262    2,026
                                    -------------------------          ---------------------------
                 Total              $1,336 ($1,152)    $184              $1,822     $431   $2,253

Interest Expense:
    NOW Accounts                       $22   ($211)   ($189)               $264    ($119)    $145
    Money Market and Savings           194     (48)     146                  26       59       85
    Time Deposits                     (93)    (394)    (487)                474      533    1,007
    Federal Funds Purchased           (41)      (1)     (42)                  2       11       13
    FHLB Borrowings                    412    (242)     170                 352      212      564
                                    -------------------------          ---------------------------
                 Total                $495   ($897)   ($402)             $1,118     $696   $1,814

    Net Interest Income               $841   ($255)    $586              $ 704     ($265)  $  439
                                    =========================          ===========================

INVESTMENT PORTFOLIO

       The investment portfolio is a major contributor to the earnings of the Bank. While liquidity needs are important, the Bank strives to maintain a portfolio that provides the necessary liquidity yet maximizes income consistent with the ability of the Bank's capital structure to accept nominal amounts of investment risk. As of December 31, 2001, the investment portfolio totaled approximately $49.7 million and consisted of U.S. Government Agencies, Municipal Securities, Corporate Securities, Other Domestic Debt Securities and Equity Securities.

       The Bank accounts for investment securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain
Investments in Debt and Equity Securities." This standard requires debt securities upon purchase to be classified as available for sale, held to maturity, or trading. The Bank has no held to maturity or trading securities. Securities classified as available for sale are carried at market value. Unrealized holding gains or losses are reported as a component of stockholders' equity ("accumulated other comprehensive income") net of deferred income taxes. Realized gains or losses on dispositions are calculated on the difference between net proceeds and adjusted carrying amount of the security, using the specific identification method.

       The Bank's Investment Policy is designed to (a) ensure liquidity for cash operating requirements (b) manage interest rate risk (c) maximize the Bank's profitability (d) ensure collateral is available for pledging and (e) manage diversification of the Bank's earning assets. The following tables disclose certain information regarding the Bank's investment portfolio for the periods indicated. Yields on tax exempt obligations have been computed on a tax equivalent basis. Dollars are reported in thousands.

                             Due       One Year    Five Years                          Estimated    Average
                          One Year     through       through      After                 Market      Maturity
December 31, 2001          or Less    Five Years    Ten Years   Ten Years    Total       Value      in Years
                          ----------  -----------  ------------ ----------  ---------  ----------   --------

U.S. Treasury Securities         $0           $0            $0         $0         $0          $0       0.00
U.S. Govt Agencies and            0        5,000        11,471     12,095     28,566      28,848       3.02
     Mtg. Backed Securities
States of the U.S. and          100          469         1,663     13,154     15,386      15,196      11.97
     Political
     Subdivisions
Corporate Securities          1,427          835             0          0      2,262       2,310       0.81
Other Securities              1,895            0         1,587          0      3,482       3,401       3.19
                          ----------  -----------  ------------ ----------  ---------  ----------
     Total                   $3,422       $6,304       $14,721    $25,249    $49,696     $49,755
                          ==========  ===========  ============ ==========  =========  ==========

Weighted Average Yields:
U.S. Treasury Securities      0.00%        0.00%         0.00%      0.00%
U.S. Govt Agencies and        0.00%        5.12%         6.23%      4.97%
     Mtg. Backed Securities
States of the U.S. and        6.23%        6.59%         6.05%      6.76%
     Political Subdivisions
Corporate Securities          6.26%        5.49%         0.00%      0.00%
Other Securities              5.75%        0.00%         6.62%      0.00%

                             Due       One Year    Five Years                          Estimated    Average
                          One Year     through       through      After                 Market      Maturity
December 31, 2000          or Less    Five Years    Ten Years   Ten Years    Total       Value      in
-----------------
                                                                                                     Years
                          ----------  -----------  ------------ ----------  ---------  ----------   --------

U.S. Treasury Securities         $0           $0            $0         $0         $0          $0       0.00
U.S. Govt Agencies and            0        1,500        11,329      6,560     19,389      19,323       5.41
     Mtg. Backed Securities
States of the U.S. and          100          439         1,931      7,426      9,896       9,845      11.38
     Political Subdivisions
Corporate Securities          1,002        2,771             0          0      3,773       3,747       1.66
Other Securities              1,895            0         1,524          0      3,419       3,325       3.12
                          ----------  -----------  ------------ ----------  ---------  ----------
     Total                   $2,997       $4,710       $14,784    $13,986    $36,477     $36,240
                          ==========  ===========  ============ ==========  =========  ==========

                             Due       One Year    Five Years                          Estimated    Average
                          One Year     through       through      After                 Market      Maturity
December 31, 2000 (cont.)  or Less    Five Years    Ten Years   Ten Years    Total       Value      in Years
                          ----------  -----------  ------------ ----------  ---------  ----------   --------

Weighted Average Yields:
U.S. Treasury Securities      0.00%        0.00%         0.00%      0.00%
U.S. Govt Agencies and        0.00%        6.05%         6.55%      7.07%
     Mtg. Backed Securities
States of the U.S. and        6.07%        6.45%         6.44%      6.89%
     Political Subdivisions
Corporate Securities          5.80%        6.04%         0.00%      0.00%
Other Securities              5.91%        0.00%         6.96%      0.00%

LOAN PORTFOLIO

       Greer State Bank makes and services both secured and unsecured loans to individuals and businesses in its market area. The Bank strives for a balanced mix of consumer lending, commercial lending to small and medium-sized businesses, and mortgage lending, both consumer and commercial. The Bank's portfolio consists of commercial, commercial real estate, real estate construction, residential mortgage, consumer installment loans, other consumer loans, as well as a small amount in lease financing and obligations of state and political subdivisions. The lease financing is loans made to finance the leasing of equipment, and the obligations of state and political subdivisions consists of loans made to a municipality. At December 31, 2001, real estate loans (both commercial and consumer purpose) comprised $78.1 million, or 68.3% of the total loan portfolio. Commercial purpose loans (excluding real estate loans) comprised $24.5 million, or 21.4%, while consumer purpose, lease finance receivable, and state/political purpose loans (excluding real estate) comprised $11.8 million, or 10.3%.

       The Bank strives to diversify its loan portfolio and limit loan concentrations to any borrower or industry. Management has placed emphasis on the collateralization of loans with value-retaining assets, and 93% of the Bank's loan portfolio is secured. Sixty-nine percent of the total loan portfolio is secured by real estate.


COMMERCIAL LOANS

       The commercial portion of the portfolio is diversified and includes loans secured by non-real estate collateral to various types of small to mid-sized businesses. The emphasis is on businesses with financial stability and local, well-known management located in Greer and the surrounding communities. Collateral for commercial loans includes, but is not limited to, inventory, equipment, vehicles, and accounts receivable. Commercial loans generally have more risk than other types of loans made by the Bank since there are more factors that can cause a default. The Bank must evaluate the quality of a company's management, capitalization, and competition, as well as its profitability. The Bank manages the risk by dealing with locally-owned and managed businesses and by often requiring personal guarantees and collateral from owners and/or officers.

COMMERCIAL REAL ESTATE LOANS

       The commercial real estate loan portfolio consists largely of mortgage loans secured by commercial properties located in the communities served by the Bank. A significant portion of these loans were made to fund the acquisition of real estate and/or buildings for commercial, industrial, office and retail use. Generally, the maximum loan-to-value ratio applicable to improved commercial properties is 85%. The real estate construction portion of the loan portfolio consists primarily of loans made to finance the on-site construction of 1-4 family residences, commercial properties, and medical or business offices. The maximum loan-to-value ratio applicable to commercial and 1-4 family residential construction loans is 85%. There is not as much risk associated with commercial real estate as with other commercial loans, but more risk than 1-to-4 family residential mortgages. The Bank deals primarily with owner-occupied businesses, rather than speculative lease space. Limiting the loan-to-value ratio is another way the risk is managed.


RESIDENTIAL REAL ESTATE LOANS

       The 1-to-4 family residential real estate portfolio is predominantly comprised of loans extended for owner-occupied residential properties. These loans are typically secured by first mortgages on the properties financed, and generally do not exceed fifteen years. These loans generally have a maximum loan-to-value ratio of 85% and the majority has a fixed rate of interest. The Bank is currently not booking fixed rate residential mortgages in-house, but is originating them (collecting an origination fee) and placing them with an investor. The 1-to-4 family residential real estate category includes home equity lines of credit which have an interest rate indexed to the prime lending rate. Home equity lines generally have a maximum loan-to-value ratio of 89.9%. The loan-to-value ratios on mortgages minimizes the risk on these loans.

CONSUMER LOANS

       The consumer loan portfolio consists of both secured and unsecured loans to individuals for household, family, and other personal expenditures such as automobile financing, home improvements, and recreational and educational purposes. Consumer loans are typically structured with fixed rates of interest and full amortization on principal and interest within three to five years. The maximum loan-to-value ratio applicable to consumer loans is generally 85%. This category of loans also includes revolving credit products such as checking overdraft protection and Visa credit cards. Consumer loans are either unsecured or are secured with various forms of collateral, other than real estate. The Bank minimizes risk by dealing with local customers who have a banking relationship. Bank policy prohibits unsecured debt consolidation loans.

LOAN RISK MANAGEMENT

       The Bank has procedures and controls in place designed to analyze potential risks and to support the growth of a profitable and high quality loan portfolio. A loan rating system is used by the Bank to monitor the loan portfolio and to determine the adequacy of the allowance for loan losses. The Bank invests in loans in Greer and the surrounding communities, and this allows for easier monitoring of credit risks. The majority of the loan portfolio consists of loans to consumers and loans to small and mid-sized businesses. Approximately 90% of the portfolio is secured. A bank consulting firm is employed to perform a periodic review of selected credits to identify heightened risks and monitor collateral position. Some of the factors that could contribute to increased risk in the loan portfolio are changes in economic conditions in the Bank's market area, changes in interest rates, and reduced collateral values. There are no loans to foreign countries in the loan portfolio. As of December 31, 2001, the legal lending limit amount for the Bank to lend to any one borrower was $2,506,000.


       The following table discloses the composition of the Bank's loan portfolio by type of loan at the periods indicated. Dollars are reported in thousands.


                                         December 31, 2001       December 31, 2000

                                    Amount       Percent       Amount       Percent

Commercial                           $24,482        21.41%      $17,672        15.17%
Real Estate-Construction              11,361         9.93%        4,650         3.99%
Real Estate Mortgage:
    Residential 1-4                   49,196        43.02%       55,570        47.72%
    Multi-Family                         413         0.36%          427         0.37%
    Nonfarm/Nonresidential            17,149        15.00%       26,247        22.54%
Installment Loans to Individuals       9,956         8.71%       10,073         8.65%
Lease Financing                          469         0.41%          509         0.44%
Obligations of State and
    Political Subdivisions             1,334         1.17%        1,313         1.13%
                                  -----------  ------------  -----------   -----------
         TOTAL LOANS                $114,360          100%     $116,461          100%
                                  ===========                ===========

       The following table discloses the contractual maturity of certain components of the Bank's loan portfolio at the period indicated. Dollars are reported in thousands.

December 31, 2001                        Commercial            Real Estate-Construction         Total
-----------------                 -----------------------      ------------------------    --------------------

                                  Amount       Percent         Amount       Percent      Amount     Percent

Due One Year or Less:              $12,928       52.81%          $6,845       60.25%     $19,773      55.17%

Due One Year through Five Years:
    Fixed Rate                       6,831       27.90%           2,092       18.41%       8,923      24.89%
    Variable Rate                    1,724        7.04%             136        1.20%       1,860       5.19%

Due After Five Years:
    Fixed Rate                       1,639        6.69%             822        7.24%       2,461       6.87%
    Variable Rate                    1,360        5.56%           1,466       12.90%       2,826       7.88%
                                 ----------    ---------     -----------   ----------    --------   ---------
         Total                     $24,482         100%         $11,361         100%     $35,843        100%
                                 ==========                  ===========                 ========

       Nonperforming Assets are foreclosed properties, non-accrual loans, restructured loans and loans 90 days or more past due. A loan is placed on non-accrual status and accrual of interest income suspended when, in management's judgment, the collection of principal or interest is considered to be in doubt. Any interest income accrued during the current year but not received at the time the loan is placed on non-accrual status is reversed in the current year to the extent collection is considered doubtful. Interest receivable that had been accrued in a prior year and is subsequently determined to have doubtful collectibility is charged to the allowance for loan losses. Payment of interest on loans that are classified as non-accrual is recognized as received. For this purpose, past due loans are those that have principal and/or interest that is past due 90 days or more. In some cases, where borrowers are experiencing financial difficulties, loans may be restructured to provide terms more favorable to the borrower than the original contractual terms. At December 31, 2001 and 2000, non-accrual loans totaled approximately $346,000 and $599,000, respectively. The total amount of interest earned on non-accrual loans was $38,000 in 2001, $32,000 in 2000, and $20,000 in 1999. The gross interest income which would have been recorded under the original terms of the non-accrual loans amounted to $24,000 in 2001, $22,000 in 2000. As of December 31, 2001, 2000, and 1999 the Bank had no troubled debt restructurings. As of December 31, 2001, 2000, and 1999, the Bank had $612, $6,353, and $49,
respectively in loans 90 days or more past due.

PROVISION FOR LOAN LOSSES

       Providing for loan losses is management's estimation and quantification of loan losses. Management's determination of the allowance for loan losses is based on a board-approved, loan loss modeling system which includes the prior loss experience of the Bank, the internal review and evaluation of the Bank's loan portfolio for the purposes of identifying potential problem loans, external review and evaluation by the Bank's auditors and federal and state banking examiners, management's consideration of current economic conditions, and other relevant risk factors in evaluating the adequacy of the allowance for loan losses.

       The Bank uses the "Loan Portfolio Method" to compute the amount of loan loss reserves needed. This method does not allocate based on specific types of loans, but allocates based on the rating of loans, and places any "criticized" loan into one of five categories. The amount in each category that the "Loan Portfolio Method" considers will be lost is computed by applying percentages used by the Federal Deposit Insurance Corporation to determine the adequacy of loan loss reserve. Following are the categories and related percentages:
"Monitor" (1%), Special Mention" (2.5%), "Substandard" (15%), "Doubtful" (50%), and "Loss" (100%). One half of 1% of the remainder of the loan portfolio (loans not rated in one of the five categories) is added to the amount computed in each of the rating categories, along with an amount for unused credit lines, based on the Bank's year-to-date chargeoff experience on such unused lines. Loans placed in one of the five categories are done so based on the recommendation of an independent credit analyst used by the Bank, the recommendation of a banking regulator (FDIC or State Board of Bank Control), or the lender who made the loan. The adequacy of the loan loss reserve is evaluated quarterly by the Loan Committee and approved by the Board of Directors. The Loan Committee recommends to the Board of Directors a monthly amount to be added to the allowance. The
Board of Directors considers the Bank's methodology for determining the allowance for loan losses to be satisfactory. The methodology is also reviewed by the Bank's Certified Public Accountants and banking regulators. In the past five years, the Bank has charged off a total of $175,303, net of recoveries.

       The following table discloses an analysis of the Bank's loss experience for the periods indicated. Dollars are reported in thousands.

                                          December 31,               December 31,
                                          ------------               ------------
                                       2001        2000            2001         2000
                                       ----        ----            ----         ----
       BEGINNING BALANCE                $948        $784

                                            CHARGE-OFFS
                                                                   RECOVERIES
    Commercial                             6          11              3            1
    Real Estate-Construction               0           0              0            0
    Real Estate Mortgage:
       Residential 1-4                    42           0              3            0
       Multi-Family                        0           0              0            0
       Nonfarm/Nonresidential              0           0              0            0
    Installment Loans to Individuals      33          34             16            8
    Lease Financing                        0           0              0            0
    Obligations of State and
       Political Subdivisions              0           0              0            0
                                   ----------  ----------   ------------  -----------
                              Total      $81         $45            $22           $9

PROVISION FOR LOAN LOSSES     Total     $355        $200
       ENDING BALANCE                 $1,244        $948
                                   ==========  ==========

RATIO OF NET CHARGE-OFFS TO            0.05%       0.03%
    AVG LOANS OUTSTANDING          ==========  ==========


DEPOSITS AND SHORT-TERM BORROWINGS

       Since the deregulation of the financial industry in March of 1980, the banking industry's deposit mix has shifted from primarily demand and savings instruments with interest rates fixed by Regulation Q to rate-sensitive instruments with rates which fluctuate with market conditions, sometimes rapidly and significantly. The restructuring of the banking industry's deposit base, coupled with increases in short term certificates of deposit, has dramatically increased the opportunities for deposit repricing and also significantly increased the interest rate risk relative to a bank's earning assets. Such repricing opportunities, driven by financial market and interest rate fluctuations, have increased the significance of monitoring and managing a bank's asset/liability position. Greer State Bank's general policy regarding interest margin management, or the difference between interest income earned on assets and interest expense paid on deposit liabilities, has been to optimize net interest income while maintaining a relatively stable deposit base. The following table provides an analysis of Greer State Bank's deposit base at the periods indicated. Dollars are reported in thousands.

                                                 2001                              2000
                                      ----------------------------      ----------------------------
                                       Average                           Average
                                       Balance          Percent          Balance          Percent
                                      -----------      -----------      -----------      -----------

NonInterest-Bearing Deposits
    Demand Deposits                      $17,574           13.77%          $17,321           14.14%

Interest Bearing Liabilities
    NOW Accounts                          25,447           19.93%           24,608           20.09%
    Money Market and Savings              23,547           18.45%           17,893           14.61%
    Time Deposits                         61,082           47.85%           62,664           51.16%
                                      -----------      -----------      -----------      -----------

Total Deposits                          $127,650             100%         $122,486             100%
                                      ===========                       ===========

       While the Bank's management is generally pleased with the overall composition of deposits, the Bank will strive to increase it's checking and savings accounts deposits and to maintain a satisfactory mix and term in the certificates of deposit base. Most of the Bank's certificates of deposit, however, are concentrated in the six to twelve months time frame since it is difficult to induce retail customers to purchase CDs with terms greater than twelve months without a significant interest premium. As of December 31, 2001, the Bank's CDs that are equal to or greater than $100,000 totaled $22.6 million and account for approximately 17.2% of total deposits. A large amount of CDs that are equal to or greater than $100,000 are relationship customers and the Bank has no brokered CDs. The following table provides information concerning the maturity of CDs greater than or equal to $100,000 as of December 31, 2000. Dollars are reported in thousands.

                                                         2001             2000
                                                      -----------      ------------
Maturing in 3 months or less                             $10,138           $14,031
Maturing after 3 months but less than 6 months             5,532             4,981
Maturing after 6 months but less than 12 months            5,316             7,798
Maturing after 12 months                                   1,607             1,070
                                                      -----------      ------------
                      Total                              $22,593           $27,880
                                                      ===========      ============

       As of December 31, 2001, the Bank had an average outstanding balance of $4 million in short-term borrowings from the Federal Home Loan Bank of Atlanta. The weighted average interest rate of these borrowings was 2.38% and was 25% of stockholder equity. The maximum balance outstanding at any month-end during 2001 was $4 million. These borrowings are used on a short-term basis to compensate for reductions in the availability of funds from other sources.

RESULTS OF  OPERATIONS  FOR INTERIM  PERIOD MARCH 31, 2002 COMPARED TO MARCH 31,
2001

RESULTS OF OPERATIONS OVERVIEW

       Greer Bancshares Incorporated and its wholly owned subsidiary, Greer State Bank reported consolidated net income of $571,000 or $0.36 per diluted share for the quarter ended March 31, 2002, compared to $443,000 or $0.28 per diluted share for Greer State Bank for the first quarter of 2001. This is an increase of 28.9%. Basic net income per share for the three months ended March 31, 2002 was $0.37 compared to $0.29 for the three months ended March 31, 2001. This is an increase of 27.6%. The increase in earnings is due primarily to a significant reduction in the Bank's cost of funds (37.8%), an increase in non-interest income (5.3%), and management's ability to control overhead expenses (12.7%). The cost of funds has declined by 197 basis points in the past twelve months, and non-interest income as a percentage of total income has increased from 13.6% to 15.8% during the same period. The Bank's efficiency ratio has declined year-to-date by 182 basis points to 58.6%, which indicates income has increased while overhead expenses have been held relatively stable. The rise in non-interest income is the result of increases in service charges, as well as increases in origination fees related to the Bank's Mortgage Loan Investor program. Most of the increase in service charges can be attributed to the Bank's Overdraft Privilege program.

       The following table reflects selected comparative segments of Greer Bancshares' results of operations for the interim period March 31, 2002 compared to March 31, 2001. Dollars are reported in thousands.

                                                                    THREE MONTHS ENDED MARCH 31,
                                                                       2002                       2001
                                                                       ----                       ----

Total interest income                                                 $ 2,761                    $ 3,121
Total interest expense                                                  1,078                      1,732
                                                             -----------------           ----------------
                    Net interest income                                 1,683                      1,389
Provision for loan losses                                                  45                         60

Noninterest income:
  Service charges on deposit accounts                                     258                        220
  Other service charges                                                    38                         38
  Gain (loss) on sale of securities, net                                   30                         13
  Other operating income                                                  192                        216
                                                             -----------------           ----------------
                           Total                                          518                        492
                                                             -----------------           ----------------

Noninterest expense:
  Salaries and employee benefits                                          716                        653
  Occupancy and equipment                                                 219                        186
  Postage and supplies                                                     57                         55
  Other operating expenses                                                364                        309
                                                             -----------------           ----------------
                           Total                                        1,356                      1,203
                                                             -----------------           ----------------

Income before income taxes                                                800                        618
Provision for income taxes                                                229                        175
                                                             -----------------           ----------------

                         Net Income                                    $  571                     $  443
                                                             =================           ================

                                       21

(CONT).
Earnings per share - basic                                            $  0.37                    $  0.29
Earnings per share - diluted                                          $  0.36                    $  0.28
Book value                                                            $ 10.33                    $  8.88

PROVISIONS FOR LOAN LOSSES

       The provision for loan losses charged to operations during the three months ended March 31, 2002 was $45,000, compared to $60,000 for the three months ended March 31, 2001. The decrease in the Company's provision for loan losses for the first quarter 2002 is partly attributable to some diminishment of the strong loan growth experienced by the Company's banking subsidiary during 2001 and first quarter 2002 and reflective of the Company's overall credit quality.

       The following table sets forth information concerning the Company's provision for loan losses charged to operations, the activity in and an analysis of the allowance for loan losses for the three month periods ended March 31, 2002 and March 31, 2001. Dollars are reported in thousands.


                                                             THREE MONTHS ENDED MARCH 31,
                                                               2002                  2001
                                                               ----                  ----

Balance at beginning of year                                     $ 1,244                $  948
Loans charged off:
  1-4 family residential real estate
                                                                       -                    42
  Consumer loans
                                                                       8                     1
                                                           --------------        --------------
                 Total loans charged off
                                                                       8                    43
                                                           --------------        --------------

Recoveries of loans previously charged off:
  1-4 family residential real estate                                   -                     1
  Commercial and industrial loans                                      -                     2
  Consumer loans                                                       2                     4
                                                           --------------        --------------
                                                                       2                     7
                                                           --------------        --------------

Provision for loan losses
                                                                      45                    60
                                                           --------------        --------------
Balance at end of period                                         $ 1,283                $  972
                                                           ==============        ==============

Net loan charge-offs as a percentage of
  average total loans                                              0.04%                 0.01%

FINANCIAL CONDITION

       Total assets were $182.7 million at March 31, 2002, compared to $180 million and $173.9 million at December 31, 2001 and March 31, 2001, respectively. This represents a year-to-date increase of 1.5%. Loan demand was "soft" during 2001 and continued to be throughout the first three months of 2002 resulting in an opportunity to purchase additional investment securities. The investment portfolio increased by approximately $9.7 million (24.7%) during the past twelve months. The soft loan demand and the significant decline in interest rates during the period allowed management to continue to concentrate on lowering the Bank's cost of funds, and lengthening the average maturity of the

Bank's liabilities. Funding objectives have been to attract longer term core deposits. Management has focused on lowering the Bank's cost of funds by meeting its funding needs through wholesale funding or gathering of deposits, whichever is most cost effective at the time funding is needed. A challenge that lies ahead for management is to effectively manage the growth of the Bank, while maintaining an acceptable net interest margin.

       The following table sets forth certain components of the Company's consolidated balance sheet for the periods indicated. Dollars are reported in thousands.

                                                             March 31,            December 31,            March 31,
                                                               2002                   2001                  2001
                                                           --------------        ---------------        --------------

Total assets                                                   $ 182,684              $ 180,052             $ 173,869
Net Loans                                                        108,838                113,115               118,322
Investment securities                                             49,141                 49,755                39,393
Deposits                                                         133,317                131,171               127,904
Federal Home Loan Bank advances                                   31,595                 31,615                29,772
Stockholders' equity                                              16,375                 15,926                14,352

LOANS

       As of March 31, 2002, total loans outstanding declined by $4.2 million from December 31, 2001 and $9.5 million from March 31, 2001. Adjustable rate loans totaled 45.6% of the Bank's loan portfolio, compared with 43.9% as of December 31, 2001 and 37.6% as of March 31, 2001. The growth in adjustable rate loans will benefit the Bank's earnings when interest rates begin to rise. The Bank is positioned to benefit from rising interest rates.

       The following table presents the composition of the Company's loan portfolio by major loan category and its percentage of each to the total portfolio for the periods indicated. Dollars are reported in thousands.

                                                    March 31, 2002             December 31, 2001          March 31, 2001
                                                 Amount      Percent       Amount      Percent        Amount        Percent
                                               -----------------------   -----------------------   --------------------------
Construction, land development and
  other land loans                                $ 10,579      9.61%       $ 11,361      9.93%        $ 15,617       13.09%
1-4 family residential real estate                             43.12%                    43.02%                       44.13%
                                                    47,488                    49,196                     52,648
Multifamily (5 or more) residential property                    0.38%                     0.36%                        0.35%
                                                       413                       413                        423
Nonfarm nonresidential property                                14.79%                    15.00%                       15.91%
                                                    16,287                    17,149                     18,979
Commercial and industrial loans (non-real                      21.98%                    21.55%                       16.51%
estate)                                             24,203                    24,643                     19,691
Consumer loans                                                  8.68%                     8.71%                        8.51%
                                                     9,559                     9,956                     10,154
Obligations of states and political                             1.02%                     1.03%                        1.07%
subdivisions                                         1,123                     1,173                      1,273
Lease financing receivables                                     0.43%                     0.41%                        0.43%
                                                       469                       469                        509
                                               ------------  ---------   ------------  ---------   -------------   ----------
                                                 $ 110,121    100.00%      $ 114,360    100.00%       $ 119,294      100.00%

SECURITIES

       Investment securities at March 31, 2002 decreased slightly by $614,000 from December 31, 2001 and increased $9.7 million from March 31, 2001, representing an increase of 24.7%. The increase in investment securities during the twelve month period is the result of softened loan demand and the opportunity to purchase additional investment securities.

       The  following   table  sets  forth  the  composition  of  the  Company's
investment portfolio for the periods indicated. Dollars are reported in thousands.

                                                    March 31,            December 31,             March 31,
                                                       2002                  2001                   2001
                                                  ---------------       ----------------        --------------

U.S. Treasuries                                           $    -                 $    -                $    -
U.S. Government agency obligations                         4,527                  8,610
                                                                                                        7,593
Obligations of states and political subdivisions          18,648                 15,196                11,390
Mortgage-backed securities                                20,525                 20,236                13,489
Other debt securities                                      2,044                  2,310
                                                                                                        3,559
Equity Securities                                          3,397                  3,402
                                                                                                        3,362
                                                  ---------------       ----------------        --------------
                      Total                             $ 49,141               $ 49,754              $ 39,393
                                                  ===============       ================        ==============

DEPOSITS

       Total deposits at March 31, 2002 increased $2.1 million from December 31, 2001 and $5.4 million from March 31, 2001. This represents an increase of 1.6% and 4.2%, respectively. The Bank continues to promote deposit growth by offering competitive interest rates on certificates of deposit, as well as considering new products, such as a 90-day money market time deposit that was introduced this year. The "Better than Free" checking account with Automated Overdraft Privilege, which was introduced in August of 2000, has attracted additional interest-free deposits for the Bank.

       The following table sets forth the composition of the deposit portfolio and its percentage of each to the total portfolio for the periods indicated. Dollars are reported in thousands.

                                           March 31, 2002               December 31, 2001              March 31, 2001
                                       Amount        Percent        Amount        Percent        Amount         Percent
                                    ---------------------------  ---------------------------  ----------------------------

Noninterest bearing demand deposits     $ 17,145        12.86%       $ 16,857        12.85%        $15,806         12.36%
Interest bearing demand deposits                        22.51%                       22.83%         27,829         21.76%
                                          30,014                       29,944
Savings and money market deposits                       22.62%                       20.83%         21,418         16.75%
                                          30,151                       27,320
Time deposits $100,000 or greater                       16.45%                       17.22%         25,157         19.67%
                                          21,932                       22,593
Time deposits less than $100,000                        25.56%                       26.27%         37,694         29.47%
                                          34,075                       34,457
                                    -------------  ------------  -------------   -----------  -------------   ------------
               Total                   $ 133,317       100.00%      $ 131,171       100.00%       $127,904        100.00%
                                    =============  ============  =============   ===========  =============   ============

ASSET QUALITY

       At March 31, 2002, nonperforming assets totaled $849,000 or .46% of total assets, compared with nonperforming assets of $399,000 or .22% of total assets at December 31, 2001, and $434,000 or .25% of total assets at March 31, 2001. The increase at March 31, 2002 compared to December 31, 2001 and March 31, 2002 is primarily due to the addition of loans to two commercial borrowers. Management is in various stages of workout or liquidation of these nonperforming assets.

       The following table sets forth a summary of nonperforming assets and related ratios for the periods indicated. Dollars are reported in thousands.

                                                             March 31,        December 31,       March 31,
                                                               2002               2001             2001
                                                           --------------   -----------------  --------------

Nonaccrual loans                                                  $  603            $    346          $  298
Accruing loans 90 days or more past due
                                                                     193                   -               -
Troubled debt restructurings
                                                                       -                   -               -
                                                           --------------   -----------------  --------------
Total nonperforming loans
                                                                     796                 346             298
Foreclosed property
                                                                      53                  53             136
                                                           --------------   -----------------  --------------
Total nonperforming assets                                        $  849            $    399          $  434
                                                           ==============   =================  ==============

Nonperforming loans to total loans                                 0.72%               0.30%           0.25%
Nonperforming assets to total loans and
  foreclosed property                                              0.77%               0.35%           0.36%
Nonperforming assets to total assets                               0.46%               0.22%           0.25%

CAPITAL

         Total stockholders' equity increased $449,000 from $15,926,000 at December 31, 2001 to $16,375,000 at March 31, 2002. Net income for the first three months of 2002 was the primary contributing factor to this increase. As of March 31, 2002, Greer Bancshares Incorporated's Tier 1 capital leverage, Tier 1 risk-based capital and Total risk-based capital ratios were 8.94%, 13.12% and 14.16%, respectively.

ASSET/LIABILITY MANAGEMENT

         There have been no material changes to the Company's asset/liability management position or exposure to interest rate sensitivity risk at March 31, 2002 from that disclosed as of December 31, 2001.

ITEM 3- PROPERTIES

       As of December 31, 2001 the Bank had three banking facilities. The corporate headquarters and main office is located on a two-acre tract of land at the corner of West Poinsett Street and Pennsylvania Avenue, in the city limits of Greer. The address is 1111 West Poinsett Street. The building located thereon was originally a two-story, Williamsburg structure which was built in 1988 and contained approximately 6,000 square feet of space. In 1997, construction was completed on an addition of approximately 9,500 square feet to the building on West Poinsett Street. The project included relocating the teller drive-through from the rear of the building to the east side of the building to allow for additional space for traffic, additional office space for customer service and back-office support functions, and additional storage space for records.

       In the present facility, there are four teller's stations, two customer service offices, twelve additional private offices, as well as three drive-in teller windows located on the first floor. The vault contains 555 safe deposit boxes. The second floor consists of ten private offices, the Board of Directors' room, a storage vault, a training facility, and a large work area which houses five modular work stations. A large basement was added to be used as a storage area for supplies and other items. The basement contains a locked storage vault and locked storage room. There are 101 parking spaces on the premises.

       The operations functions (including data processing) are located at 601 North Main Street, where a branch banking office is also located. The property was obtained from another financial institution in 1992. The banking office consists of two private offices, two customer service desks, four teller stations, and two drive-in teller windows. The cash vault contains 232 safe deposit boxes.

       On November 2, 1998, the Bank opened a full-service branch banking facility located on 2.27 acres at the intersection of Hammett Bridge Road and Buncombe Road. The banking facility consists of three private offices, one customer service desk, three teller stations, two drive-in teller windows, four drive-through lanes and a drive-up ATM. The cash vault contains 138 safe deposit boxes.

       The Bank has an in-house computer system which consists of a Unisys LX-5420 mainframe system, four printers, two 8mm tape drives, power conditioner, operator display terminal, and computer room monitor that dials a telephone number if it senses excess noise or if the temperature goes above or below predetermined levels. The Bank has also purchased an optical disk retrieval system, an image capturing system, an online Unisys NDP 575 proof machine, and three one-pocket proof machines. All of this equipment is owned by the Bank. The Bank uses Information Technology, Inc. software, the majority of which it owns.

       The basement of the North Main Street building is used as the bookkeeping area of the Bank. It consists of 10 modular workstations, two private offices and a large storage vault. All buildings and properties are owned by the company without encumbrances and no property is currently leased.

ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

       The information required by this Item is set forth under the section captioned "Security Ownership of Certain Beneficial Owners and Management" of the Proxy Statement, which is incorporated herein by reference as exhibit 3.1, page 4.

ITEM 5 - DIRECTORS AND EXECUTIVE OFFICERS

       The information required by this item regarding directors and executive officers of the Company is set forth under the section captioned "Election of Directors", "Executive Officers", "Business Experience of Executive Officers", and "Compensation of Directors and Executive Officers" of the Proxy Statement, which is incorporated herein by reference as exhibit 3.1, pages 1,4 and 5.

ITEM 6 - EXECUTIVE COMPENSATION

       The information required by this Item is set forth under the section captioned "Compensation of Directors and Executive Officers" of the Proxy Statement, which is incorporated herein by reference as exhibit 3.1, page 5.

ITEM 7 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

       The information required by this Item is set forth under the section captioned "Executive Officers" of the Proxy Statement, which is incorporated herein by reference as exhibit 3.1, page 4.

ITEM 8 - LEGAL PROCEEDINGS

       As of December 31, 2001, the Company is not a party to, nor is the property of the Company subject of any legal proceedings, including proceedings of governmental authorities, other than ordinary routine litigation incidental to the business of the Company.

ITEM 9 - MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS COMMON EQUITY AND RELATED STOCKHOLDER MATTERS


       Morgan Keegan & Company makes a market for the Company's stock and the common stock of Greer Bancshares Incorporated (which replaced Greer State Bank common stock on a one-for-one basis in July, 2001) has been traded in the local over-the-counter market since January 4, 1989, and is quoted in two local papers, The Greenville News and The Spartanburg Herald, in the Area OTC listings section. As of December 31, 2001, there were 738 holders of the Company's shares of common stock. The following tables set forth the high and low "bid" prices per share of the common stock for each quarterly period during 2001 and 2000, as reported by the Area Over the Counter Market.

                           2001                              2000

QUARTER                HIGH        LOW                  HIGH         LOW
First                 $27.00      $27.00               $26.00      $25.00
Second                $27.00      $27.00               $26.00      $26.00
Third                 $28.25      $27.00               $26.00      $26.00
Fourth                $28.25      $27.00               $26.00      $26.00

         The Bank paid 5% stock dividends annually from 1992 through 1998, its fourth through tenth years of operations, and paid a cash dividend of 12.5 cents per share in June of 1997, 17.5 cents per share in June of 1998, and 30 cents per share in June 1999. A 2-for-1 stock split was issued effective as of June 1, 1999. Cash dividends, as well as the prices listed above, have been adjusted to reflect the stock split. In June of 2000, the Bank paid a 3% stock dividend and a 35 cents per share cash dividend. In July of 2001, Greer Bancshares Incorporated paid a 5% stock dividend.

       The payment of dividends in the future is subject to earnings, capital requirements, financial condition, and such other factors as the Board of Directors of Greer Bancshares Incorporated, and the Commissioner of Banking for South Carolina and the FDIC may deem relevant.

ITEM 10- RECENT SALES OF UNREGISTERED SECURITIES

       As of December 31, 2001, neither Greer Bancshares Incorporated nor Greer State Bank have sold within the last three years securities which were not registered under the Securities Act.

ITEM 11 - DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

       The title of the class of securities being registered is Common Stock, par value $5.00 per share ("Common Stock").

       Holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. A dividend may not be made if, after giving it effect: (1) the corporation would not be able to pay its debts as they become due in the usual course of business; or (2) the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

       The Common Stock is fully paid and nonassessable and not subject to any redemption or sinking fund privileges, any preemptive or other rights to subscribe for any other shares or securities, or any conversion rights. In the event of liquidation, holders of Common Stock are entitled to receive pro rata any assets distributable to shareholders in respect of shares held by them.

       Holders of Common Stock are entitled to one vote per share. Greer Bancshares Incorporated's Articles of Incorporation provide that shareholders may not cumulate votes for the election of directors. Accordingly, holders of more than 50% of the shares voting at the election of directors can elect all of the directors if they choose to do so and, in such event, the holders of the remaining shares (less than 50%) voting are not able to elect any board members.

       In accordance with Greer Bancshares Incorporated's Articles of Incorporation, the Board of Directors is divided into three classes of directors with each class having as nearly an equal number as possible. The members of each class are elected for staggered three-year terms. The staggering of board terms has the effect of making it more difficult to remove current directors than would otherwise be the case.

       The affirmative vote of not less than 70% of the Board of Directors of the Corporation and 70% of the outstanding shares of common stock (and any class of securities voting along with the common stock as a single class) shall be required to approve any merger, acquisition or sale of all or substantially all of the Corporation's property, assets or stock.

ITEM 12 - INDEMNIFICATION OF DIRECTORS AND OFFICERS

       The information required by this Item is set forth under the section captioned "Article V, Indemnification" of the Company's Bylaws, which are incorporated herein by reference as exhibit 3.4, page 8.

ITEM 13 - FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

       The consolidated financial statements of the Company and supplementary information set forth in the Company's 2001 Annual Report are incorporated herein by reference as exhibit 3.2.

ITEM 14 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

       None.

ITEM 15 - FINANCIAL STATEMENTS AND EXHIBITS

       Exhibit 3.1    Notice of Annual Meeting of Stockholders - Proxy Statement

       Exhibit 3.2    2001 Annual Report to Stockholders

       Exhibit 3.3    Articles of Incorporation

       Exhibit 3.2    By-Laws of the Company

Interim Consolidated Financial Statements for the quarter ended March 31, 2002 are incorporated herein by reference as Form 10-Q under Commission file number 0-33021.




                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

GREER BANCSHARES INCORPORATED

By:    /s/ J. Richard Medlock, Jr.                           Date: June 24, 2002
       J. Richard Medlock, Jr.
       Secretary/Treasurer